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Filed by Logitech International S.A.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934
Subject Company:  Labtec Inc.
Commission File No. 333-56072


                         Labtec / Logitech Acquisition

              Frequently Asked Questions Regarding Tendering of
                       Options Held by Labtec Employees


We urge you to read Logitech's offer to exchange cash and shares for shares of Labtec common stock, a copy of which is being provided along with this Q & A, because it contains important information. Logitech has also filed its offer with the Securities and Exchange Commission as part of a Registration Statement. The exchange offer was sent on or about February 23, 2001, to Labtec shareholders. You may obtain copies of the exchange offer and other documents filed by Logitech and Labtec with the SEC at the SEC's web site at http://www.sec.gov.

You can also obtain free copies of the documents relating to Logitech by contacting the Logitech Investor Relations Department at Logitech Inc., 6505 Kaiser Drive, Fremont, California 94555, or at (510) 795-8500.


GENERAL QUESTIONS

1.  What's the difference between a tender offer and a merger?

    The first stage in the transaction is the tender offer. This is Logitech's offer to purchase all the outstanding shares of Labtec. In the second stage, the two companies will merge. This may occur almost immediately or may take until several months to complete.


2.  When is everything final?  When are we officially part of Logitech?

    The deadline for the "tender offer" is midnight, March 22. Assuming all the conditions for the closing are met, the tender offer will close within a few days after that date. At that time, Labtec will become part of Logitech.


3.  What is an "ADR" and how is it different from regular stock?

    Logitech is a Swiss company that is publicly traded on both the Swiss stock exchange and the NASDAQ exchange. Registered Shares are traded in Switzerland on the Swiss Stock

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    Exchange. ADR stands for American Depositary Receipt, and ADRs are traded on the NASDAQ exchange. Logitech has experienced that the Shares on the Swiss Stock Exchange and the ADRs on the NASDAQ trade very close in price (given exchange rates). There are 10 ADRs to one (Swiss) Registered Share.



TENDERING YOUR SHARES AND OPTIONS


4.  Will I have to tender my shares if I hold options?

    You will need to exercise your options and "tender" the shares to Logitech via the Labtec Human Resources Department and the Bank of New York (BONY). To do this, you must complete the paperwork that will be provided to you by HR in an informational packet (more details below). Options not exercised at either the tender offer or the final merger will be automatically terminated immediately after the closing of the merger.


5.  What will happen if I don't tender my options right now?

    Options not turned in for the tender can be transacted at the final merger date. The payout will be the same in the merger as in the tender offer. The merger may occur immediately or it may not occur for several months. You must be sure to have your exercise paperwork into HR to participate in the merger if you don't participate in the tender offer. IF YOU DON'T SUBMIT YOUR PAPERWORK ON TIME, YOUR OPTIONS WILL TERMINATE.

6.  Who is Piper Jaffrey and why do I have to open an account with them?

    U.S. Bancorp Piper Jaffrey is a broker which has a relationship with Labtec so that employees who exercise options do so through a brokerage account with Piper. The U.S. Bancorp Piper Jaffray brokerage office will oversee the option transactions and they will be in contact with you (once an account has been set up) on a one-on-one basis regarding these transactions.


EXERCISING YOUR OPTIONS.


7.  What is my current option status and when will they vest?

    You will receive a current status of your outstanding options in an information packet prior to the transaction. All your outstanding options will fully accelerate at the time of closing of the tender offer. They will remain accelerated to full vesting through the final merger. That means, whether the option holder is 25% vested or 50% vested by service years, on the tender offer closing, all options will be 100% vested.


8.  When must I exercise my options?

    You may exercise your options at the time of the tender offer or anytime before the merger. The merger may occur immediately after the tender offer or it may take several months to complete. IF YOU DO NOT EXERCISE YOUR OPTIONS FOR THE TENDER OFFER OR THEREAFTER BEFORE THE MERGER, YOUR OPTIONS WILL TERMINATE. The safe thing to do is to exercise

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    your options promptly regardless of whether you decide to tender them in the tender offer. Otherwise, you may miss the opportunity to participate in the merger and your options will terminate.



9.  How will I exercise my options?

    There are several papers you must complete and return to HR by the close of business on MARCH 21:

    . You have already received information on how to set up an account with our broker, U.S. Bancorp Piper Jaffray. This account must be set up in order to participate in the tender offer.

    . You must complete an Intent to Exercise Form. On this form, you are given a choice of how to allocate your Logitech ADRs received as part of the acquisition.

    . You must complete the Form F-4 Letter of Transmittal. This form is a little difficult to understand, and a sample form has been included in your information packet.

10. What if I want to sell the Logitech ADRs I get from the transaction? What if I want to sell some of my Logitech ADRs and hold some? What if I want to keep (hold) all of my Logitech ADRs?

    You can decide what to do with your Logitech ADRs. The intent to exercise form in the information packet allows you to indicate if you wish to hold your Logitech ADRs or if you wish to sell your Logitech ADRs, and how many Logitech ADRs you want to sell.


11. What if I don't have enough cash to pay the exercise price, taxes, and broker fees for my Labtec options?

    Depending on your cost to exercise (strike price), you may show a debt to Labtec because the cash you receive may be less than the amount you owe to exercise your stock (including taxes and broker fees). If that happens, you may need to sell some portion of your Logitech ADRs to pay for the exercise cost, taxes, and broker fees. After those items are satisfied, you can decide whether to sell or hold remaining Logitech shares.


12. What is the tax impact from exercising my Labtec options?

    You will be taxed on any compensation received from exercising your Labtec option. This includes the cash compensation received ($11 per Labtec share after option exercise) and the fair market value of the Logitech stock you receive in this transaction. The taxable compensation is determined by the difference between the cost to exercise and the sale price. The total package is considered compensation and is taxed accordingly (state, federal, Medicare, social security, etc. in the US). The taxation of option exercises is complex and you should consult your own tax advisor.


13. Will there be withholding from the transaction on any taxes due? What tax rate will be used in the U.S.?

    Yes, we will withhold all applicable taxes in the U.S. The tax rate is the standard supplemental tax rate. This is 28% for Federal and varies depending on the state in which you reside. In addition any

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    applicable Social Security, and Medicare taxes will be withheld. Outside the
    U.S., local regulations will apply.



14. How long does the process take from the time I set up an account with Piper Jaffray to when I get a check?

    Depending on various elements (market behavior, compliance issues, accuracy and completeness of forms, etc), most transactions should be cleared by mid-April assuming that the tender offer closes by April 1. Most option holders should have their proceeds in hand by then.

15. What if my options are under water? (Exercise priced higher than the acquisition rate of $11 cash and $7 of Logitech ADRs based on a 20 day trailing average)

    Under water options, like all options that are not exercised, WILL TERMINATE IMMEDIATELY AFTER THE CLOSING OF THE MERGER.

16. If I exercised some of my vested options earlier for a different sale price than Logitech is offering, will I get a refund?

    No. The Logitech price ($11 cash, approximately $7 Logitech stock) applies only to the buy-out of options currently held, not those already exercised. If some or all vested options were exercised earlier, the option holder no longer owns those particular shares.


17. Why have some employees not received options?

    The Labtec Option Program was a discretionary benefit. Options could be granted only by vote of the Board of Directors. The Board did not "grant" any additional options after May 2000.


FOR FOREIGN OPTION HOLDERS


18. How should option holders in the field or in foreign office handle their transactions?

    Option holders in the field and in foreign offices will also receive an informational packet including the necessary forms to transact their options. Any questions can be forwarded directly to our contact, Debra Butler Hardy at Piper Jaffray in Portland, OR. (Telephone: 503- 603-1236)


19. Will foreign option holders be paid in U.S. $ at the buy-out?

    Yes. Foreign option holders receive the same ratio in U.S. dollars ($11 cash buy-out, approximately $7 in Logitech stock for each option held).


20. Will foreign option holders be subject to U.S. taxes in transacting their options?

    No.

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